Klondex Receives BLM Approval for the Environmental Assessment at Fire Creek

Vancouver, BC - February 1, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex” or the “Company”) is pleased to announce the receipt of a signed Decision Record (“DR”) and a Finding of No Significant Impact (“FONSI”) for the Environmental Assessment (“EA”) completed for its Fire Creek property in Nevada. The EA was required to comply with the National Environmental Policy Act (“NEPA”) as a portion of the Fire Creek property is located on public land administered by the Bureau of Land Management, Battle Mountain District, Mount Lewis Field Office (“BLM”).

The approval of the EA will allow Klondex to advance its mining and exploration activities at the Fire Creek property.

Paul Andre Huet, President and CEO commented, “I am grateful to the BLM and our environmental team at Klondex for a phenomenal effort in completing this EA process. Due to their collaboration, this was an extremely efficient and professional review that addressed the needs of all stakeholders. Mr. Huet continued, “The successful completion of this process will allow Klondex to continue unlocking value at Fire Creek while demonstrating our core value of environmental stewardship.”

About Klondex Mines Ltd. (www.klondexmines.com)
We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. We have 100% interests in the Fire Creek property and the Midas mine and mill in Nevada, USA and recently acquired the Rice Lake mine and mill in Manitoba, Canada.

For More Information
John Seaberg
Senior Vice President, Investor Relations
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek property has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek property has not been made, the mineralized material extracted from the Fire Creek property under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, “forward-looking information”), including but not limited to information about the advancement of its mining and exploration activities at its Fire Creek property. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.